Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

July 12, 2012

VIA EDGAR TRANSMISSION

Ms. Cindy Rose
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-00641)
(1940 Act Registration No. 811-07527)

Dear Ms. Rose:

Set forth below are our responses to your comments on the Trust’s annual report on Form N-CSR as filed on December 9, 2011.  All page references reference the N-CSR filing.

1.                                       Comment:  In the “Manager’s discussion and analysis” section for the Medical Sciences Long/Short Fund (page 10), 69% of the Fund’s assets are invested in cash equivalent.  When a Fund holds a significant portion of its assets in cash equivalent, please discuss the reasons for this holding and what effect it might have had on the Fund’s performance.

Response:  When a Fund holds a significant portion of its assets in cash or cash equivalent, the Registrant will include disclosure discussing the reason for the holding and the effect, if any that a significant cash holding may have on the affected Fund’s performance.

2.                                       Comment:  In the “Financial highlights” tables (pages 69, 71 and 73), please provide the reasoning for having two columns for “Ratio of net expenses to average net assets,” one which is footnoted as being “inclusive of fees paid indirectly, waivers and/or reimbursements” and one which is not.  Please consider deleting one of the columns, as the numbers in the two columns appear to be the same.

Response:  The Registrant will make this change.  The difference indicated by the “Ratio of net expenses to average net assets” that was “inclusive of fees paid indirectly, waivers and/or reimbursements” was due to the effect of fees paid indirectly.  The Registrant will add footnote disclosure that indicates what the “Ratio of net expenses to average net assets” would have been had fees not been paid indirectly where the ratio would have differed from that shown.

3.                                       Comment:  Please provide cross references between the “Schedule of investments” (pages 48-51) and Note 2 of the “Notes to financial statements” (page 75) for significant transfers between

Level 1 and Level 2.  Alternatively, please provide a table in the “Notes to financial statements” showing significant transfers between Level 1 and Level 2.

Response:  The Registrant will include a table showing significant transfers between Level 1 and Level 2 in the “Notes to financial statements.”

4.                                       Comment:  Please confirm whether the investment adviser can recoup expenses.

Response:  The investment adviser has agreed to hard caps with the Funds and therefore cannot recoup any waived fees or expenses.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Josh Deringer, Esq.
Michael P. Malloy, Esq.